Secure It Corp.

548 Market St. # 59722

San Francisco, CA 94104-5401

Tel: (866) 766-4202

Fax (866) 897-2396

July 3, 2012

Via Edgar

Susan Block

Attorney-Advisor

Securities and Exchange Commission

Washington, DC 20549

Re: Secure It Corp.

Registration Statement on Form S-1

Filed on March 20, 2011

File No. 333-180230

Dear Ms. Block:

Secure It Corp., acknowledges receipt of the letter dated June 25, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1. We note your response to our prior comment 2 and reissue. Please revise to disclose your status as a shell company, or provide us with a detailed explanation as to why you believe you do not meet the definition of a shell company as outlined in Rule 405 of the Securities Act. In that regard, explain why you believe you should not be deemed to have “no or nominal operations” and “no or nominal assets.”

Response: We agree to be considered a shell company and have revised the S-1 accordingly. Please see amended draft.

Summary Information, page 5

2. We note your response to our prior comment 9 and reissue. While you discuss your belief that vehicle wrapping is becoming an increasingly popular method of advertising, it seems that advertising via vehicle wrapping or selling vehicle wrapping for advertising purposes is not the focus of your business. Please balance the disclosure here to make that clear, as this is your introductory paragraph.

Response: We have made the appropriate changes request to demonstrate that advertising via vehicle wrapping is not our primary business. Please see amended draft.

3. Consistent with your response to our prior comment 27, please revise to clarify in the summary section that your initial target market will be Israel.

Response: We have made the appropriate changes request to demonstrate that our initial target market is Israel. Please see amended draft.

4. We note your response to our prior comment 11 and your revised disclosure. Please revise to clarify that you currently do not have agreements with any third party vehicle wrap manufacture to “buy” and resell their products.

Response: We have clarified that we do not have any agreement with third party vehicle wrap manufacturers to buy and resell their products. Please see amended draft.

Description of Business, page 20

5. We note your reply to our prior comment 22 and reissue. It appears that you continue to provide little to no disclosure discussing the competitive business conditions and your competitive position in the industry and your methods of competition. Please revise accordingly to provide greater detail. Please also provide support for your statement that there are “few companies selling car wraps in Israel today” or revise to remove.

Response: We have made additional disclosures regarding competition. Please see amended draft.

6. We note your response to our prior comment 23. Please provide us with support that vehicle wrapping vinyl can be removed easily and that it will not damage a car’s paint.

Response: We have appropriately amended. Please see amended draft.

The Product Vinyl Car Wrap, page 20

7. We note your response to our prior comment 23. Please revise to remove your reference to the third-party website you use as support for your belief that a car wrap does not damage, but rather protects, the car’s paint.

Response: Reference has been removed. Please see amended draft.

Plan of Operations, page 23

8. We note your response to our prior comment 29 and reissue. For the timetable disclosure, please provide the anticipated needed amount of financing for each of the timeframes.

Response: We have added the amount of financing needed for each time frame. Please see amended draft.

March 31, 2012 Financial Statements, page 1

9. We note from page 19 that the interim financials have been reviewed by your independent accountant. In this regard, please note that when it is explicitly disclosed that the independent accountant has reviewed the financials, the review report must be included in the filing. Please revise to include or alternatively, remove this reference.

General.

Response: This has been appropriately removed. Please see amended draft

10. Please update the financial statements, as necessary, as required by Rule 8-08 of Regulation S-X.

Response: Revised financial statements not yet required.

11. A currently dated accountant’s consent should be included as an exhibit to any future amendments to the Form S-1 registration statement. Re: Secure It Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed on June 11, 2011 File No. 333-180230.

Response: Revised consent attached.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,
/s/
Ofir Ben Arzi
President

cc:	John Stickel

Justin Dobbie